HSBC Finance Corporation

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three months ended March 31,	2007	2006

	(dollars are in millions)

Net income	$541	$888
Income tax expense	332	511

Income before income tax expense	873	1,399

Fixed charges:
Interest expense	2,071	1,623
Interest portion of rentals(1)	18	16

Total fixed charges	2,089	1,639

Total earnings as defined	$2,962	$3,038

Ratio of earnings to fixed charges	1.42	1.85
Preferred stock dividends(2)	15	14
Ratio of earnings to combined fixed charges and preferred stock dividends	1.41	1.84

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.